SPROTT PHYSICAL GOLD TRUST 6-K

Exhibit 99.1

March 25, 2024

Sprott Asset Management LP

200 Bay Street, Suite 2600

Toronto, Ontario, Canada

M5J 2J1

Dear Mr. Ciampaglia,

As precious metal custodian for the Sprott Physical Gold Trust, the Sprott Physical Silver Trust, and the Sprott Physical Gold and Silver Trust (collectively, the “Trusts”), the Royal Canadian Mint (“we”, “us”, the “RCM” or the “Mint”) has been and continues to be committed to providing exceptional, secure storage services in our state-of-the-art vaults while offering good value for our customers and their stakeholders.

We have been able to achieve this over the many years of doing business together through a long term, deep or “cold” approach to our storage services offering for the Trusts. This storage model at our Ottawa and Winnipeg facilities allows the RCM to keep overhead costs low by avoiding the additional resources required to fulfill frequent and high-volume transactions in and out of the Trusts.

As you have noted to us, the Trusts have grown significantly over the years and the volume and frequency of redemption requests have increased as well in recent months. The current cold storage model on which our recent fees have been based is not conducive to a sustained expedited processing of precious metal withdrawals that are multiple times larger than historical rates and which is a change beyond the Mint’s control that increases operating costs incurred by the Mint. Supporting these requests on a sustainable basis and in a reasonable timeframe while also meeting the requirements for bar selection of the Trusts will lead to a considerably higher level of effort to fulfill, placing significant strain on RCM’s operations at both facilities. These efforts lead to higher costs, which will impact our pricing.

As a commercial Crown Corporation, the RCM must ensure that our business models offer acceptable and sustainable levels of profitability while offering value to our customers, Canada and Canadians. In its capacity as a precious metal custodian, the RCM regularly reviews its pricing policies in relation to its allocated storage services to ensure that the RCM is being adequately compensated for services rendered.

In light of this, our revised fee structure is below. It reflects the Mint’s increased efforts related to ongoing large and frequent redemptions while, as you have indicated is of importance to you and the Trusts, providing the opportunity for the Trusts and the long-term holders thereof to potentially achieve lower storage fees.

Standard redemption fees

Trust	Current fee	New fee
Sprott Physical Gold Trust (PHYS)	At the Mint’s discretion, up to a maximum of 1.0% of the value of the metal of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received	At the Mint’s discretion, up to a maximum of 1.5% of the value of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received
Sprott Physical Silver Trust (PSLV)	At the Mint’s discretion, up to a maximum of 2% of the value of the metal of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received.	At the Mint’s discretion, up to a maximum of 2.5% of the value of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received.
Sprott Physical Gold and Silver Trust - AU (CEF)	At the Mint’s discretion, up to a maximum of 1.5% of the value of the metal of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received	No change
Sprott Physical Gold and Silver Trust - AG (CEF)	At the Mint’s discretion, up to a maximum of 2.5% of the value of the metal of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received.	No change

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Supplementary redemption fees and rebate1

Trust	New fee
Sprott Physical Gold Trust (PHYS)

Each redeeming unitholder is subject to a supplementary 0.25% redemption fee for each redemption notice received in a calendar year after the first redemption (including redemptions by affiliates) each year. For these purposes, identification of a redeeming unitholder will be based on beneficial ownership.

For clarity, the calculation is as follows:

(# of redemptions by redeeming unitholder and affiliates of redeeming unitholder to date, inclusive of current redemption, in the then-current calendar year - 1) x 0.25% x value of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received. If a redeeming unitholder and/or affiliates of the redeeming unitholder submit multiple redemptions in respect of the same monthly period, supplementary redemption fees will be calculated based on time of receipt or, if received at the same time, the redemption representing the least number of units will be calculated first.*

50% of the supplementary redemption fees described immediately above shall be credited to the Trust as a storage fee reduction by way of a rebate on standard storage fees.

Sprott Physical Silver Trust (PSLV)

Each redeeming unitholder is subject to a supplementary 0.25% redemption fee for each redemption notice received in a calendar year after the first redemption (including redemptions by affiliates) each year. For these purposes, identification of a redeeming unitholder will be based on beneficial ownership.

For clarity, the calculation is as follows:

(# of redemptions by redeeming unitholder and affiliates of redeeming unitholder to date, inclusive of current redemption, in the then-current calendar year - 1) x 0.25% x value of the Precious

1 For the purposes of the supplementary redemption fees:

-	“affiliate” of a person means any other person that directly or indirectly controls, is controlled by or is under common control with such person;
-	“control” means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and
-	“person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity.

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Trust	New fee

Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received. If a redeeming unitholder and/or affiliates of the redeeming unitholder submit multiple redemptions in respect of the same monthly period, supplementary redemption fees will be calculated based on time of receipt or, if received at the same time, the redemption representing the least number of units will be calculated first. *

50% of the supplementary redemption fees described immediately above shall be credited to the Trust as a storage fee reduction by way of a rebate on standard storage fees.

Sprott Physical Gold and Silver Trust (CEF)

Each redeeming unitholder is subject to a supplementary 0.25% redemption fee for each redemption notice received in a calendar year after the first redemption (including redemptions by affiliates) each year. For these purposes, identification of a redeeming unitholder will be based on beneficial ownership.*

For clarity, the calculation is as follows:

(# of redemptions by redeeming unitholder and affiliates of redeeming unitholder to date, inclusive of current redemption, in the then-current calendar year - 1) x 0.25% x value of the Precious Metals as calculated by the Mint using the LBMA price on the last business day of the given calendar month that the redemption notice is received. If a redeeming unitholder and/or affiliates of the redeeming unitholder submit multiple redemptions in respect of the same monthly period, supplementary redemption fees will be calculated based on time of receipt or, if received at the same time, the redemption representing the least number of units will be calculated first.*

50% of the supplementary redemption fees described immediately above shall be credited to the Trust as a storage fee reduction by way of a rebate on standard storage fees.

*The # of redemptions by each redeeming unitholder and affiliates shall be determined by Sprott Asset Management LP and reported to the RCM for purposes of calculating the supplementary redemption fees to be charged by the RCM and the applicable storage fees rebate by the RCM to the applicable Trust.

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Standard storage fees (RCM Facilities)

Trust	Current fee	New fee
Sprott Physical Gold Trust (PHYS) Sprott Physical Gold and Silver Trust - AU (CEF) Ottawa location	$17.00 per bar	$16.00 per bar**
Sprott Physical Silver Trust (PSLV) Sprott Physical Gold and Silver Trust - AG (CEF) Winnipeg location	$1.70 per bar	$1.60 per bar**

**Storage fee amounts will be adjusted: (i) by way of a rebate thereon from the Mint to the applicable Trust to reflect the storage fee reduction in connection with supplementary redemption fees described above; or (ii) by way of a supplementary storage fee payable by the applicable Trust to the Mint to ensure the Mint baseline fee amount as described immediately below is achieved. Any such rebate or payment will be made by the applicable party during the month immediately following the end of the calendar year (or the end of storage arrangements if storage arrangements are terminated during a calendar year).

Mint baseline fee amount: For each full calendar year (or portion thereof if storage arrangements are terminated during a calendar year), the aggregate of the standard storage fees (net of rebates) + standard redemption fees + supplementary redemption fees received by the Mint from or in respect of a Trust will be no less than the aggregate fees that would have been received by the Mint from or in respect of such Trust in accordance with the “current fee” amounts noted above during such period.

All fees noted herein are in United States dollars.

This fee structure will come into effect thirty (30) calendar days following the date hereof, being April 25, 2024. Note that storage rates associated with third party storage facilities are unaffected by these changes.

We thank you for your understanding, and for your valued business. Should you have any questions or concerns regarding this proposal, we remain available to discuss.

Lorne Whitmore

Managing Director, Sales - Precious Metal Products and Services

Royal Canadian Mint

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